[LETTERHEAD OF ERNST & YOUNG LLP]



                     REPORT OF INDEPENDENT ACCOUNTANTS



Board of Directors

Fairbanks Capital Corp.



We have examined managements assertion, included in the accompanying report titled Report of Management, that Fairbanks Capital Corp., a wholly owned subsidiary of Fairbanks Capital Holding Corp., (the Company) complied with the minimum servicing standards set forth in the Mortgage Bankers Association of Americas Uniform Single Attestation Program for Mortgage Bankers (USAP) during the year ended December 31, 2002. Management is responsible for the Companys compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Companys compliance based on our examination.



Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Companys compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Companys compliance with specified requirement.



In our opinion, managements assertion, that the Company complied with the aforementioned requirements during the year ended December 31, 2002, is fairly stated, in all material respects.



/s/    ERNST & YOUNG LLP



January 20, 2003